COLUMBIA FUNDS SERIES TRUST I

ONE FINANCIAL CENTER

BOSTON, MA 02111

Writer’s Direct Contact

(617) 772-3743

August 9, 2010

Ms. Laura E. Hatch

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4720

Washington, DC 20549-4720

Re:	Columbia Funds Series Trust I (the “Registrant”)

Registration No. 811-04367

Dear Ms. Hatch:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you provided to us by telephone on July 23, 2010 in connection with the annual report to shareholders of Columbia Conservative High Yield Fund (the “Conservative High Yield Fund”) dated August 31, 2009, filed with the SEC on Form N-CSR on November 5, 2009 (the “Conservative High Yield Fund Report”); the annual report to shareholders of Columbia International Bond Fund (the “International Bond Fund”) dated May 31, 2009, filed with the SEC on Form N-CSR on July 30, 2009 (the “International Bond Fund Report”); and the annual report to shareholders of the Columbia Large Cap Growth Fund (the “Large Cap Growth Fund” dated September 30, 2009, filed with the SEC on Form N-CSR on December 4, 2009 (the “Large Cap Growth Fund Report”). Summaries of the Staff’s comments are set forth below, and each is followed by our response.

1.	Comment. In the Conservative High Yield Fund Report, please explain supplementally why the “Notes to Investment Portfolio” following the Schedule of Investments for the Conservative High Yield Fund does not include a table summarizing the Level 1, Level 2 and Level 3 inputs used to value the Conservative High Yield Fund’s assets.

Response. All securities owned by the Conservative High Yield Fund as of the end of its fiscal year were valued using Level 2 inputs. Accordingly, in lieu of the customary table, the Registrant provided the following narrative disclosure on page 81 of the Conservative High Yield Fund Report: “Significant observable inputs (level 2 measurements), including quoted prices for similar securities, interest rates, prepayment speeds and others, were used in determining value for all securities in the Fund’s portfolio as of August 31, 2009.” The Registrant believes that the foregoing disclosure is responsive to FAS 157.

2.	Comment. In the International Bond Fund Report, the Statement of Assets and Liabilities includes an “Expense reimbursement due to investment advisor” in the amount of $53,410 as a liability of the International Bond Fund. The International Bond Fund’s investment adviser has contractually agreed to waive fees and/or reimburse a portion of the International Bond Fund’s expenses through September 30, 2010 so that the International Bond Fund’s ordinary operating expenses (excluding any distribution and service fees, brokerage commissions, interest, taxes and extraordinary expenses, but including custodian charges relating to overdrafts, if any), after giving effect to any balance credits from the International Bond Fund’s custodian, do not exceed the annual rate of 0.80% of the International Bond Fund’s average daily net assets. Please explain supplementally why the International Bond Fund owed an expense reimbursement to the investment adviser.

Response. The International Bond Fund commenced operations on December 1, 2008. Expenses for the International Bond Fund’s first fiscal year were accrued based on estimated sales, and the investment adviser reimbursed the International Bond Fund monthly for expenses in excess of the expense cap based on such estimates. At the end of the fiscal year, actual and estimated expenses were reconciled, and actual expenses for the fiscal year were less than estimated expenses. This resulted in a reimbursement to the investment adviser in the amount of $53,410.

3.	Comment. In the Large Cap Growth Fund Report, the Large Cap Growth Fund’s Statement of Assets and Liabilities discloses a receivable in the amount of $1,078,511 for a regulatory settlement, while the Statement of Changes in Net Assets discloses an increase in net assets due to regulatory settlements of a different amount. Please explain supplementally whether the receivable is more than one year old and whether it has been received. If it has not been received, please state whether it remains collectable.

Response. The Large Cap Growth Fund was notified originally that it would receive a settlement in the amount of $1,078,511.45 and recorded a receivable on May 9, 2008. The Large Cap Growth Fund received $1,088,246.54 for the settlement on November 25, 2009.

We hope that these responses adequately address your concerns. Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Ryan C. Larrenaga

Ryan C. Larrenaga

Assistant Secretary

Columbia Funds Series Trust I